Exhibit 99.1

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base date: 12.31.2015

(in compliance with Attachment 24 of CVM Instruction No. 480 of December 7, 2009, or “CVM Instruction 480” and following its updates)

Identification	Itaú Unibanco Holding S.A. a corporation enrolled with the Legal Entity Taxpayer’s Registry under CNPJ/MF No. 60.872.504/0001-23, with its incorporation documents duly filed with the Board of Trade of the State of São Paulo under NIRE No. 35.3.0001023-0, registered as a listed company before the Brazilian Securities Commission (“CVM”) under No. 19348 (“Bank” or “Issuer”).

Head office	The Issuer’s head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902.

Investor Relations Office	The Bank’s Investor Relations area is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Conceição – 9th floor, in the City of São Paulo, State of São Paulo. The Investor Relations Officer is Mr. Marcelo Kopel. The phone number of the Investor Relations Department is (0xx11) 2794 3547 , fax is (0xx11) 5019 8717 and e-mail is investor.relations@itau-unibanco.com.br.

Independent Auditors of the Company	PricewaterhouseCoopers Auditores Independentes for the years ended 12/31/2015, 12/31/2014 and 12/31/2013.

Underwriter	Itaú Corretora de Valores S.A.

Shareholders Service	The Issuer’s Shareholders’ Service is provided at the branches of Itaú Unibanco S.A., of which the head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902.

Newspapers in which the Company divulges its information	Oficial do Estado de São Paulo (Official Gazette of the State of São Paulo) and Valor Econômico.

Website	https://www.itau.com.br/investor-relations Information included in the Company’s website is not an integral part of this Reference Form.

Date of last review of this Reference Form	12/05/2016 (originally presented on 05/31/2016)

Historical resubmission

Version	Reasons for resubmission	Date of update

V2	Update in items 12.1, 12.5/12.6, 12.7/12.8, 12.13, 15.8, 17.5 and 19.2	06/14/2016

V3	Update in item 12.13	06/16/2016

V4	Update in items 11.1, 11.2 and 17.5	08/02/2016

V5	Update in item 12.2	08/12/2016

V6	Update in items 12.5, 12.6, 12.7, 12.8 and 12.13	08/23/2016

V7	Update in item 5.1	09/02/2016

V8	Update in items 12.2, 17.1, 17.2, 17.3 and 17.5	09/22/2016

V9	Update in items 15.8, 17.1 and 17.5	09/29/2016

V10	Update in items 10.3, 15.1/15.2, 15.3, 15.4, 15.7, 15.8, 19.2 and 19.3	10/10/2016

V11	Update in items 10.3 and 15.7	10/19/2016

V12	Update in items 15.1, 15.2, 15.3, 15.4, 15.8 and 19.2	11/01/2016

V13	Update in items 12.7, 12.8, 12.13, 20.1 and 20.2	12/05/2016

12.7/8 - Composition of committees

Name Individual Taxpayer’s Registry (CPF)	Type of committee Description of other committees	Office held Description of other positions held	Profession Date of birth	Date of election Date of investiture	Term of office Number of consecutive terms of office	Percentage of attendance at meetings
Other positions held/ functions performed at the issuer

Antonio Francisco de Lima Neto	Audit Committee	Committee member(effective)	Economist	04/28/2016	Annual	100.00%
231.877.943-00			06/13/1965		1
Not applicable.				06/09/2016
Diego Fresco Gutierrez	Audit Committee	Committee member(effective)	Accountant	04/28/2016	Annual	97.14%
214.970.328-90			01/24/1970		3
Not applicable.				06/09/2016
Geraldo Travaglia Filho	Audit Committee	Chairman of the Committee	Administrator	04/28/2016	Annual	97.14%
573.620.338-34			05/26/1951		4
Not applicable.				06/09/2016
Gustavo Jorge Laboissière Loyola	Compensation Committee	Committee member(effective)	Economist	06/03/2016	Annual	0.00%
101.942.071-53			12/19/1952	06/03/2016	0

Member of the Board of Directors
Member of the Related Parties
Committee
Member of the Capital and Risk
Management Committee
Maria Helena dos Santos Fernandes de Santana	Audit Committee	Committee member(effective)	Economist	04/28/2016	Annual	91.43%
036.221.618-50			06/23/1959	06/09/2016	2
Not applicable.

12.7/8 - Composition of committees

Name Individual Taxpayer’s Registry (CPF)	Type of committee Description of other committees	Office held Description of other positions held	Profession Date of birth	Date of election Date of investiture	Term of office Number of consecutive terms of office	Percentage of attendance at meetings
Other positions held/ functions performed at the issuer

Rogério Paulo Calderón Peres	Audit Committee	Committee member(effective)	Administrator	11/24/2016	Annual	0.00%
035.248.608-26			02/02/1962		0
Not applicable.
	Compensation Committee	Committee member(effective)	Engineer	04/28/2016	Annual	100.00%
Alfredo Egydio Arruda Villela Filho
066.530.838-88			11/18/1969	06/09/2016	6

Member of the Appointments and Corporate Governance Committee

Vice-chairman of the Board of Directors
Israel Vainboim	Compensation Committee	Committee member(effective)	Engineer	04/28/2016	Annual	100.00%
090.997.197-87			06/01/1944	04/28/2016	1
Not applicable.
Pedro Luiz Bodin de Moraes	Compensation Committee	Committee member(effective)	Economist	04/28/2016	Annual	100.00%
548.346.867-87			07/13/1956	04/28/2016	6
Chairman of the Capital and Risk Management Committee

Member of the Board of Directors

Member of the Related Parties Committee
Pedro Moreira Salles	Compensation Committee	Chairman of the Committee	Banker	04/28/2016	Annual	100.00%

12.7/8 - Composition of committees

Name Individual Taxpayer’s Registry (CPF)	Type of committee Description of other committees	Office held Description of other positions held	Profession Date of birth	Date of election Date of investiture	Term of office Number of consecutive terms of office	Percentage of attendance at meetings
Other positions held/ functions performed at the issuer

551.222.567-72			10/20/1959	04/28/2016	6
Member of the Strategy Committee

Chairman of the Appointments and Corporate Governance Committee
Chairman of the Board of Directors

Chairman of the Personnel Committee
Alexsandro Broedel Lopes	Other committees	Committee member(effective)	Accountant	04/28/2016	Annual	100.00%
031.212.717-09	Disclosure and Trading		10/05/1974	04/28/2016	3
	Committee

Executive Officer
Alfredo Egydio Arruda Villela Filho	Other committees	Committee member(effective)	Engineer	04/28/2016	Annual	100.00%
	066.530.838-88		11/18/1969	04/28/2016	7
	Appointments and Corporate
	Governance Committee
Member of the Compensation Committee

Vice-chairman of the Board of Directors

12.7/8 - Composition of committees

Name Individual Taxpayer’s Registry (CPF)	Type of committee Description of other committees	Office held Description of other positions held	Profession Date of birth	Date of election Date of investiture	Term of office Number of consecutive terms of office	Percentage of attendance at meetings
Other positions held/ functions performed at the issuer

Alfredo Egydio Setubal	Other committees	Committee member(effective)	Administrator	04/28/2016	Annual	100.00%
014.414.218-07			09/01/1958	04/28/2016	7
	Appointments and Corporate
	Governance Committee
Member of the Disclosure and Trading Committee

Member of the Personnel Committee
Member of the Capital and Risk Management Committee
Member of the Board of Directors
Alfredo Egydio Setubal	Other committees	Committee member(effective)	Administrator	04/28/2016	Annual	25.00%
014.414.218-07	Disclosure and Trading Committee		09/01/1958	04/28/2016	8
Member of the Appointments and Corporate Governance Committee
Member of the Personnel Committee
Member of the Capital and Risk Management Committee
Member of the Board of Directors
Alfredo Egydio Setubal	Other committees	Committee member(effective)	Administrator	04/28/2016	Annual	66.67%
014.414.218-07	Personnel Committee		09/01/1958	04/28/2016	1

Member of the Capital and Risk Management Committee
Member of the Appointments and Corporate Governance Committee
Member of the Disclosure and Trading Committee
Member of the Board of Directors

12.7/8 - Composition of committees

Alfredo Egydio Setubal	Other Committees	Member of the Committee (Effective)	Administrator	04/28/2016	Annual	100.00%
014.414.218-07	Capital and Risk Management		09/01/1958	04/28/2016	1
	Committee
Member of the Personnel Committee
Member of the Appointments and
Corporate Governance Committee
Member of the Disclosure and Trading Committee
Member of the Board of Directors
Álvaro Felipe Rizzi Rodrigues	Other Committees	Member of the Committee (Effective)	Lawyer	04/28/2016	Annual	100.00%
166.644.028-07	Disclosure and		03/28/1977	04/28/2016	2
	Trading Committee
Officer
Caio Ibrahim David	Other Committees	Member of the Committee (Effective)	Engineer	04/28/2016	Annual	75.00%
101.398.578-85	Disclosure and		01/10/1968	04/28/2016	6
	Trading Committee
Not Applicable
Candido Botelho Bracher	Other Committees	Member of the Committee (Effective)	Administrator	04/28/2016	Annual	100.00%
039.690.188-38	Capital and Risk Management Committee		05/12/1958	04/28/2016	7
Member of the Strategy Committee
Member of the Board of Directors

Director General
Candido Botelho Bracher	Other Committees	Member of the Committee (Effective)	Administrator	04/28/2016	Annual	100.00%
039.690.188-38	Strategy Committee		05/12/1958	04/28/2016	1

Member of the Capital and Risk Management Committee

Member of the Board of Directors

Director General

12.7/8 - Composition of committees

Name CPF	Type of committee Description of other committees	Position held Description of other positions held	Profession Date of birth	Date of election Date of investiture	Term of office Number of consecutive terms of office	Percentage of attendance at meetings
Other positions held/functions performed at the issuer

Carlos Henrique Donegá Aidar	Other Committees	Member of the Committee (Effective)	Economist	04/28/2016	Annual	75.00%
076.630.558-96	Disclosure and		10/19/1965	04/28/2016	2
	Trading Committee

Not Applicable
Demosthenes Madureira de Pinho Neto	Other Committees	Member of the Committee (Effective)	Entrepreneur	04/28/2016	Annual	100.00%
847.078.877-91	Capital and Risk Management Committee		01/28/1960	04/28/2016	4
Member of the Board of Directors

Member of the Appointments and Corporate Governance Committee
Demosthenes Madureira de Pinho Neto	Other Committees	Member of the Committee (Effective)	Entrepreneur	04/28/2016	Annual	100.00%
847.078.877-91	Appointments and Corporate Governance Committee		01/28/1960	04/28/2016	4
Member of the Board of Directors

Member of the Capital and Risk Management Committee

Eduardo Mazzilli de Vassimon	Other Committees	Member of the Committee (Effective)	Administrator	04/28/2016	Annual	100.00%
033.540.748-09	Disclosure and Trading Committee		10/07/1958	04/28/2016	1

Managing Vice-President
Fábio Colletti Barbosa	Other Committees	Member of the Committee (Effective)	Administrator	04/28/2016	Annual	100.00%
771.733.258-20	Personnel Committee		10/03/1954	04/28/2016	1
Member of the Appointments and Corporate Governance Committee
Member of the Strategy Committee
Member of the Board of Directors

12.7/8 - Composition of committees

Name CPF	Type of committee Description of other committees	Position held Description of other positions held	Profession Date of birth	Date of election Date of investiture	Term of office Number of consecutive terms of office	Percentage of attendance at meetings
Other positions held/functions performed at the issuer

Fábio Colletti Barbosa	Other Committees	Member of the Committee (Effective)	Administrator	04/28/2016	Annual	100.00%
771.733.258-20	Appointments and Corporate Governance		10/03/1954	04/28/2016	1
Member of the Personnel Committee	Committee
Member of the Strategy Committee
Member of the Board of Directors
Fábio Colletti Barbosa	Other Committees	Member of the Committee (Effective)	Administrator	04/28/2016	Annual	100.00%
771.733.258-20	Strategy Committee		10/03/1954	04/28/2016	1
Member of the Personnel Committee
Member of the Appointments and
Corporate Governance Committee
Member of the Board of Directors
Fernando Marsella Chacon Ruiz	Other Committees	Member of the Committee (Effective)	Mathematician	04/28/2016	Annual	50.00%
030.086.348-93	Disclosure and		08/29/1965	04/28/2016	7
	Trading Committee
Not Applicable
Gustavo Jorge Laboissière Loyola	Other Committees	Member of the Committee (Effective)	Economist	04/28/2016	Annual	100.00%
101.942.071-53	Capital and Risk Management Committee		12/19/1952	04/28/2016	7
Member of the Board of Directors

Member of Compensation Committee

Member of the Related Parties Committee
Gustavo Jorge Laboissière Loyola	Other Committees	Member of the Committee (Effective)	Economist	04/28/2016	Annual	100.00%

12.7/8 - Composition of committees

101.942.071-53	Related Parties Committee		12/19/1952	04/28/2016	3
Member of the Board of Directors

Member of the Compensation Comittee
Member of the Capital and Risk Management Committee
Leila Cristiane Barboza Braga de Melo	Other Committees	Member of the Committee (Effective)	Lawyer	04/28/2016	Annual	50.00%
153.451.838-05	Disclosure and Trading Committee		10/04/1971	04/28/2016	4
Executive Officer
José Galló	Other Committees	Member of the Committee (Effective)	Administrator	06/03/2016	Annual	0.00%
			09/11/1951	06/09/2016	0
032.767.670-15	Personnel Committee

Member of Board of Directors
Marcelo Kopel	Other Committees	Chairman of the Committee	Administrator	04/28/2016	Annual	100.00%
059.369.658-13	Disclosure and		11/05/1964	04/28/2016	2
	Trading Committee
Officer

Investor Relations Officer
Nildemar Secches	Other Committees	Chairman of the Committee	Engineer	04/28/2016	Annual	100.00%
589.461.528-34	Strategy Committee		11/24/1948	04/28/2016	4

Member of the Board of Directors

Chairman of the Related Parties
Committee

Member of the Personnel Committee

12.7/8 - Composition of committees

Name CPF	Type of committee Description of other committees	Position held Description of other positions held	Profession Date of birth	Date of election Date of investiture	Term of office Number of consecutive terms of office	Percentage of attendance at meetings
Other positions held/functions performed at the issuer

Nildemar Secches	Other Committees	Chairman of the Committee	Engineer	04/28/2016	Annual	100.00%
589.461.528-34	Related Parties Committee		11/24/1948	04/28/2016	3
Member of the Board of Directors

Chairman of the Strategy Committee

Member of the Personnel Committee
Nildemar Secches	Other Committees	Member of the Committee (Effective)	Engineer	04/28/2016	Annual	100.00%
589.461.528-34	Personnel Committee		11/24/1948	04/28/2016	3
Member of the Board of Directors
Chairman of the Related Parties Committee

Chairman of the Strategy Committee
Pedro Luiz Bodin de Moraes	Other Committees	Chairman of the Committee	Economist	04/28/2016	Annual	100.00%
548.346.867-87 Capital and Risk Management			07/13/1956	04/28/2016	7
	Committee
Member of the Compensation Committee

Member of the Board of Directors

Member of the Related Parties Committee

12.7/8 - Composition of committees

Name CPF	Type of committee Description of other committees	Position held Description of other positions held	Profession Date of birth	Date of election Date of investiture	Term of office Number of consecutive terms of office	Percentage of attendance at meetings
Other positions held/functions performed at the issuer

Pedro Luiz Bodin de Moraes	Other Committees	Member of the Committee (Effective)	Economist	04/28/2016	Annual	100.00%
548.346.867-87	Related Parties Committee		07/13/1956	04/28/2016	3
Member of the Compensation Committee

Chairman of the Capital and Risk Management Committee

Member of the Board of Directors
Pedro Moreira Salles	Other Committees	Member of the Committee (Effective)	Banker	04/28/2016	Annual	100.00%
551.222.567-72	Strategy Committee		10/20/1959	04/28/2016	7

Chairman of the Compensation Committee

Chairman of the Appointments and Corporate Governance Committee

Chairman of the Board of Directors

Chairman of the Personnel Committee

12.7/8 - Composition of committees

Pedro Moreira Salles	Other Committees	Chairman of the Committee	Banker	04/28/2016	Annual	100.00%
551.222.567-72	Appointments and Corporate		10/20/1959	04/28/2016	7
	Governance Committee
Chairman of the Compensation Committee

Chairman of the Board of Directors

Member of the Strategy Committee

Chairman of the Personnel Committee
Pedro Moreira Salles	Other Committees	Chairman of the Committee	Banker	04/28/2016	Annual	100.00%
551.222.567-72	Personnel Committee		10/20/1959	04/28/2016	7
Chairman of the Compensation Committee

Chairman of the Appointments and Corporate Governance Committee
Chairman of the Board of Directors

Member of the Strategy Committee
Ricardo Villela Marino	Other Committees	Member of the Committee (Effective)	Engineer	04/28/2016	Annual	100.00%
252.398.288-90	Strategy Committee		01/28/1974	04/28/2016	6

Member of the Board of Directors
Roberto Egydio Setubal	Other Committees	Member of the Committee (Effective)	Engineer	04/28/2016	Annual	100.00%
007.738.228-52	Strategy Committee		10/13/1954	04/28/2016	7

Member of the Capital and Risk Management Committee

Member of the Personnel Committee

12.7/8 - Composition of committees

Name CPF	Type of committee Description of other committees	Position held Description of other positions held	Profession Date of birth	Date of election Date of investiture	Term of office Number of consecutive terms of office	Percentage of attendance at meetings
Other positions held/functions performed at the issuer

Vice-Chairman of the Board of Directors

Chief Executive Officer
Roberto Egydio Setubal	Other Committees	Member of the Committee (Effective)	Engineer	04/28/2016	Annual	85.71%
007.738.228-52	Capital and Risk Management Committee		10/13/1954	04/28/2016	7
Member of the Strategy Committee

Member of the Personnel Committee

Vice-Chairman of the Board of Directors

Chief Executive Officer
Roberto Egydio Setubal	Other Committees	Member of the Committee (Effective)	Engineer	04/28/2016	Annual	100.00%
007.738.228-52	Personnel Committee		10/13/1954	04/28/2016	7

Member of the Strategy Committee

Member of the Capital and Risk Management Committee

Vice-Chairman of the Board of Directors

Chief Executive Officer

Professional experience / Statement of any conviction / Independence criteria

Antonio Francisco de Lima Neto - 231.877.943-00

Itaú Unibanco Holding S.A.: member of the Audit Committee since July 2015. Main activity of the company: Holding company. Banco Fibra S.A.: Chief Executive Officer from 2009 to October 2013. Main activity of the company: Multiple bank with commercial portfolio.

Banco do Brasil S.A.: Chief Executive Officer from December 2006 to April 2009; Vice-President of Retail and Distribution from July 2005 to December 2006; Vice-President of International and Wholesale Business from November 2004 to July 2005; Commercial Officer from September 2001 to November 2004; Executive Superintendent of the Commercial Department from July 2000 to September 2001; State Superintendent of the Tocantins from May 1999 to 2000; Regional Superintendent of Belo Horizonte from January 1997 to May 1999. Main activity of the company: Multiple bank with commercial portfolio.

Brasilprev Seguros e Previdência S.A.: member of the Board of Directors from 2007 to 2009;

FEBRABAN – Federação Brasileira de Bancos: member of the Board of Directors from 2006 to 2009;

BB Securities Limited: member of the Board of Directors from 2004 to 2005;

Brasilsaúde Companhia de Seguros: member of the Board of Directors from 2003 to 2005;

Companhia de Seguros Aliança do Brasil: member of the Board of Directors from 2001 to 2009;

BB Previdência – Fundo de Pensão Banco do Brasil: member of the Board of Directors from 2000 to 2007.

Academic Background: Master’s Degree in Economics – ongoing - from Fundação Getúlio Vargas since January 2014; Brazilian Institute for Corporate Governance course for Directors (2014); Post Graduation (Lato Sensu) course in Marketing from PUC Rio de Janeiro (2001); MBA for Executives from Fundação Dom Cabral (1997); Graduated in Economic Sciences from Universidade Federal de Pernambuco (1996). Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Diego Fresco Gutierrez - 214.970.328-90

Itaú Unibanco Holding S.A.: member of the Audit Committee (Financial Expert) since April 2014. Main activity of the company: Holding company.

Independent consultant for complex financial reporting matters, particularly for companies with shares registered both in Brazil and in the United States, since June 2013.

PricewaterhouseCoopers – São Paulo/SP: Partner Capital Markets Accounting Advisory Services from 2000 to June 2013. Main activity of the company: Accounting and tax consulting and audit.

PricewaterhouseCoopers – Montevideo/Uruguay: Assurance Senior Manager from 1998 to 2000. Main activity of the company: Accounting and tax consulting and audit.

PricewaterhouseCoopers – National Technical Office, Stanford, United States: Senior Manager, tour at PwC technical office in the United States from 1997 to 1998. Main activity of the company: Accounting and tax consulting and audit.

PricewaterhouseCoopers – Montevideo/Uruguay: from trainee to Senior Manager from 1990 to 1997. Main activity of the company: Accounting and tax consulting and audit.

Academic Background: Bachelor’s degree in Accounting from Universidad de la Republica Oriental del Uruguay, 1994; Certified Public Accountant - “CPA” in the United States for the State of Virginia since 2002 and graduated in the Course for Members of Boards of Directors in 2013 from the Brazilian Institute of Corporate Governance.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Geraldo Travaglia Filho - 573.620.338-34,

Itaú Unibanco Holding S.A.: Executive Officer from November 2008 to April 2009; Secretary of the Board of Directors from December 2010 to July 2012; Member of the Audit Committee since March 2013, and Chairman of this Committee since June 2014.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer from November 2008 to April 2009. Main activity of the company: Multiple bank with commercial portfolio.

Banco Itaú BBA S.A.: Executive Officer from November 2008 to January 2010. Main activity of the company: Multiple bank, with investment portfolio.

Redecard S.A.: Chief Financial Officer from May 2009 to April 2010. Main activity of the company: provider of means of payment services.

Unibanco – União de Bancos Brasileiros S.A.: Vice-Chairman from September 2004 to April 2009; Executive Officer from 1996 to 2004; Planning, Accounting and Control Officer from 1990 to 1994. Main activity of the company: Multiple bank with commercial portfolio.

Academic Background: Bachelor’s degree in Business Administration from Universidade de São Paulo in 1979, with specialization in Banking Management from the Wharton School of the University of Pennsylvania in 1992.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Maria Helena dos Santos Fernandes de Santana - 036.221.618-50

Itaú Unibanco Holding S.A.: member of the Audit Committee since June 2014. Main activity of the company: Holding company.

Companhia Brasileira de Distribuição S.A.: member of the Board of Directors and Chairman of the Corporate Governance Committee since 2013. Main activity of the company: Retail business.

CPFL Energia S.A.: member of the Board of Directors between 2013 and 2015. Main activity of the company: Generation of renewable energy.

Totvs S.A.: member of the Board of Directors and Coordinator of the Audit Committee since 2013. Main activity of the company: Communication and Technology.

IFRS Foundation: member of the Board of Trustees since January 2014. Main activity: Non-profit foundation.

Brazilian Securities Commission (CVM): Chairman from July 2007 to July 2012 and Officer from July 2006 to July 2007. Main activity of the company: General public administration.

São Paulo Stock Exchange – BOVESPA: From 1994 to 2006, where she initially worked in the Special Projects area ; between 2000 and 2006 she was the Executive Superintendent of Relations with Companies.

Instituto Brasileiro de Governança Corporatival - IBGC : (Brazilian Institute of Corporate Governance: Vice-Chairman from 2004 to 2006 and Member of the Board of Directors since 2001. Main activity of the company: Social rights protection association.

International Association of Securities Commission - IOSCO – Chairman of the Executive Committee from 2010 to 2012 and Latin-American Roundtable on Corporate Governance (OECD / WB Group) as Member since 2000.

Academic Background: Economist graduated in 1990 from the School of Economics and Business Administration (FEA) from Universidade de São Paulo (USP).

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Rogério Paulo Calderón Peres – 035.248.608-26

Itaú Unibanco Holding S.A.: Member of the Audit Committee since November 2016; Officer from April 2011 to April 2014; Member of the Disclosure and Trading Committee from June 2009 to April 2014.

Main activity of the company: Holding company.

HSBC Group: CFO for Latin America, Member of the Financial Management Council and Member of the Administrative Committee for Latin America from July 2014 to October 2016.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaú Unibanco S.A.: Officer from April 2009 to April 2014.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Investimentos Bemge S.A.: Managing Vice-President from June 2012 to April 2013; Chairman of the Board of Directors and CEO from April 2013 to April 2014.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer from April 2013 to April 2014.

Main activity of the company: Lease operations.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from 2007 to 2009.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Bunge Group – Bunge Brasil S.A.: Executive Vice-President from 2003 to 2006; Fosfertil, Ultrafertil and Fertifos: Member of the boards of directors; Bunge Foundation, Bungeprev and Fosfertil: Member of the Audit Committee.

PricewaterhouseCoopers from 1981 to 2003: Active partner in the Audit, Tax and Consultancy for Agribusiness and Consumer and Retail Products divisions.

Educational Background: Bachelor’s degree in Business Administration from the Getúlio Vargas Foundation (State of Sao Paulo) and in Accounting from the Paulo Eiró Foundation (State of São Paulo); Postgraduate degrees and special professional courses: E-Business Education Series from the University of Virginia Darden School of Business; Executive M.B.A. from the University of Western Ontario, in Canada; Case Studies in consumer and retail companies; Center for Executive Development Faculty at Princeton University, Business Strategy and Organization; Continuing Education Management and Professional Training, Arundel, England; Executive Business Development – Finance and Investment Decision Course – Analyzes and Measures at the Getúlio Vargas Foundation (State of São Paulo); Continuing Education Course at Harvard Business School, Making Corporate Boards More Effective – United States.

Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii - any conviction in an administrative proceeding of the CVM and the penalties applied; iii - any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity: no records.

Alfredo Egydio Arruda Villela Filho - 066.530.838-88

Itaú Unibanco Holding S.A.:

Vice-Chairman of the Board of Directors since March 2003 (non-executive director); member of the Disclosure and Trading Committee from November 2008 to July 2015, and of the Appointments and Corporate Governance Committee since August 2009, of the Compensation Committee since February 2011, of Appointments and Compensation from May 2006 to June 2009, and Accounting Policies from July 2008 to April 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Vice-Chairman of the Board of Directors from August 2002 to March 2003. Main activity of the company: Multiple bank with commercial portfolio.

Itaúsa - Investimentos Itaú S.A.: member of the Board of Directors since August 1995, being Chairman since May 2015; Vice-Chairman from May 2011 to May 2015; Chief Executive Officer from September 2009 to May 2015; Chairman of the Ethics, Disclosure and Trading Committee from April 2005 to May 2015, Chairman of the Investment Policies Committee and Member of the Accounting Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

Duratex S.A.: Member of the Board of Directors since 1996 and Vice-Chairman since 2008; Member of the Personnel, Appointments and Corporate Governance Committee since November 2009.

Main activity of the company: Manufacturing, sale, import, and export of wood byproducts, bathroom fittings, and ceramics and plastic materials.

Elekeiroz S.A.: member of the Board of Directors from April 2004 to April 2010, and Chairman from April to November 2009; Vice-Chairman from April 2004 to April 2009 and from November 2009 to April 2010.

Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers.

Itautec S.A.: member of the Board of Directors since April 1997; Vice-Chairman since January 2010; Chairman from April 2009 to January 2010; Vice-Chairman from April 1997 to April 2009.

Main activity of the company: Ownership interest in other companies in Brazil and abroad, and particularly in those engaged in banking and commercial automation equipment and provision of services.

Academic Background: Bachelor’s degree in Mechanical Engineering from Mauá Engineering School of the Instituto Mauá de Tecnologia in 1992, and post-graduate degree in Business Administration from Fundação Getúlio Vargas.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Israel Vainboim - 090.997.197-87

Itaú Unibanco Holding S.A.: Member of the Board of Directors from November 2008 to April 2015; Member of the Strategy and Disclosure Committee and Compensation and Corporate Governance Committee from June 2009 to April 2015; Non-management member of the Compensation Committee since April 2015. Main activity of the company: Holding company.

Unibanco - União de Bancos Brasileiros S.A.: Head of Backoffice of the Unibanco Group, from 1973 to 1977; Vice-President from 1978 to 1988; President from 1988 to August 1992; Member of the Board of Directors from 1988 to 2008.

Main activity of the company: Multiple bank with commercial portfolio.

Unibanco Holding S.A.: Executive Officer from 1994 to 2007; Chairman of the Board of Directors from 2007 to 2009; Member of the Board of Directors from 1988 to 2009. Main activity of the company: Holding company.

Academic Background: Bachelor’s degree in Mechanical Engineering from Universidade Federal Rio de Janeiro (UFRJ); MBA from the University of Stanford.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Pedro Luiz Bodin de Moraes - 548.346.867-87

Itaú Unibanco Holding S.A.: member of the Board of Directors since February 2009 (independent director); member of Capital and Risk Management Committee since August 2009; member of Compensation Committee since February 2011 e member of Related Parties Committee since April 2013. Main activity of the company: Holding company.

Unibanco – União de Banco Brasileiros S.A.: member of the Board of Directors from July 2003 to December 2008. Main activity of the company: Multiple bank with commercial portfolio.

Central Bank of Brazil: Monetary Policy Director from 1991 to 1992. Main activity of the company: Federal government agency.

Banco Nacional de Desenvolvimento Econômico e Social – BNDES (Brazilian Social and Economic Development Bank): Director from 1990 to 1991. Main activity of the company: Development bank.

Banco Icatu S.A.: Director and Partner from 1993 to 2002.

Main activity of the company: Multiple bank with commercial portfolio.

Icatu Holding S.A.: Director from 2002 to 2003 and Partner since 2003.

Main activity of the company: Holding company.

Academic Background: Bachelor’s and Master’s degrees in Economics from Pontificia Universidade Católica of Rio de Janeiro (PUC-Rio). PhD in Economics from the Massachusetts Institute of Technology (MIT)

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Pedro Moreira Salles - 551.222.567-72

Itaú Unibanco Holding S.A.: Chairman of the Board of Directors since August 2009 (non-executive director); Chairman of the Appointments and Corporate Governance Committee, and Personnel Committee since August 2009 and Compensation Committee since February 2011; Member of the Strategy Committee since April 2016, and President since August 2009; Executive Vice-President from November 2008 to August 2009.

Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Vice-Chairman of the Board of Directors from February 2010 to April 2012. Main activity of the company: Multiple bank, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Vice-Chairman of the Board of Directors and Chief Executive Officer from September 2004 to November 2008. Main activity of the company: Multiple bank with commercial portfolio.

Unibanco Holding S.A.: Vice-Chairman of the Board of Directors from March 2008 to November 2008 and Chief Executive Officer from March 2007 to November 2008. Main activity of the company: Holding company.

Unibanco Seguros S.A.: Chairman of the Board of Directors from December 1995 to February 2009. Main activity of the company: Insurance

E. Johnston Representação e Participações S.A.: Chairman of the Board of Directors from 2001 to February 2009. Main activity of the company: Holding company.

Companhia E. Johnston de Participações: Chairman of the Board of Directors since 2008; member of the Board of Directors from November 2008 to June 2015; Chief Executive Officer since 2015. Main activity of the company: Holding company.

IUPAR - Itaú Unibanco Participações S.A.: Chief Executive Officer since June 2015; member of the Board of Directors from November 2008 to June 2015, and Chairman of the Board of Directors from November 2008 to April 2012. Main activity of the company: Holding company.

Porto Seguro S.A.: Vice-Chairman of the Board of Directors from November 2009 to March 2012. Main activity of the company: Holding company.

Totvs S.A.: Member of the Board of Directors since March 2010. Main activity of the company: Communication and Technology.

Academic Background: Bachelor’s degree, magna cum laude in Economics and History from the University of California, Los Angeles, and attended the International Relations program at Yale University and the OPM – Owner/President Management Program at Harvard University.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alexsandro Broedel Lopes - 031.212.717-09

Itaú Unibanco Holding S.A.: Executive Officer since April 2015, and Officer from August 2012 to March 2015; member of the Disclosure and Trading Committee since October 2013, in addition to a management position in other subsidiaries of the Itaú Unibanco Conglomerate . Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since March 2015; Officer from May 2012 to March 2015. Main activity of the company: Multiple bank with commercial portfolio.

Investimentos Bemge S.A.: Officer since June 2012.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Itauseg Participações S.A.: Officer since June 2012.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since August 2012. Main activity of the company: Lease operations.

Universidade de São Paulo: Full Professor of Accounting and Finance since 2002, teaching in graduate, master’s and PhD programs. Main activity: Educational institution.

Brazilian Securities Commission (CVM): Officer from 2010 to 2012. Main activity of the company: General public administration.

Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados: Consultant from 2008 to 2009. Main activity of the company: Law firm.

BM&F Bovespa S.A.: Member of the Audit Committee in 2012. Main activity of the company: Regulatory body.

CETIP S.A. - Mercados Organizados (CETIP S.A. – The Organized Over-the-counter Market in Assets and Derivatives): Member of the Board of Directors since May 2013. Main activity of the company: Organized over-the-counter markets managing company.

Accounting Standards Advisory Forum (ASAF) of the International Accounting Standards Board (IASB): member since 2010.

IRB Brasil Resseguros: member of the Board of Directors since 2015.

International Integrated Reporting Committee – IIRC: member.

FEA-USP: Full professor.

EAESP-FGV: Professor from 2001 to 2002.

Manchester Business School: Professor in 2005.

London School of Economics: Visiting professor.

Mr. Broedel has published a number of technical books and articles in Brazil and abroad.

Academic background: PhD in Accounting and Finance – Manchester Business School (2008); PhD in Controllership and Accounting from Universidade de São Paulo (USP) (2001); Bachelor’s degree in Accounting (1997) from Universidade de São Paulo (USP); and Bachelor’s degree in Law from Universidade de São Paulo (USP) in 2012.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alfredo Egydio Setubal - 014.414.218-07

Itaú Unibanco Holding S.A.: member of the Board of Directors since June 2007 (non-executive director); Managing Vice-President from March 2003 to March 2015 and Investor Relations Officer from March 2003 to February 2015; member of the Disclosure and Trading Committee since November 2008, and Chairman from November 2008 to February 2015; member of the Appointments and Corporate Governance Committee since August 2009; member of the Capital and Risk Management Committee since April 2015; member of the Personnel Committee since April 2015 and of the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company.

Investimentos Bemge S.A.: Chairman of the Board of Directors from April 2008 to April 2013.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Itaú Unibanco S.A.: Managing Vice-President from April 1996 to March 2015; Investor Relations Officer from 1995 to 2003; Executive Officer from May 1993 to June 1996; Managing Officer from 1988 to 1993.

Main activity of the company: Multiple bank with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: Chief Executive Officer and Investor Relations Officer since May 2015; Vice-Chairman of the Board of Directors since September 2008; Coordinator since May 2015 and member of Ethics, Disclosure and Trading Committees since May 2009 and Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company.

Associação Nacional dos Bancos de Investimentos – ANBID (National Association of Investment Banks): Vice-President from 1994 to August 2003 and President from August 2003 to August 2008;

Associação da Distribuidora de Valores – ADEVAL (Association of Broker-Dealers): member of the Advisory Board since 1993;

Associação Brasileira das Companhias Abertas – ABRASCA (Brazilian Association of Listed Capital Companies): member of the Management Board since 1999;

Instituto Brasileiro de Relações com Investidores – IBRI (Brazilian Institute of Investors Relations): member of the Board of Directors from 1999 to 2009 and Chairman of President of the Superior Guidance, Nomination and Ethics Committee since 2009;

São Paulo Museum of Modern Art – MAM: Financial Officer since 1992.

Academic Background: Bachelor’s degree in 1980 and postgraduate degree in Business Administration from Fundação Getúlio Vargas, with specialization course at INSEAD (France).

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Álvaro Felipe Rizzi Rodrigues - 166.644.028-07

Itaú Unibanco Holding S.A.: Officer since April 2015; member of Disclosure and Trading Committee since October 2014. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director since October 2014; Legal Superintendent from July 2008 to August 2014 and Legal Manager from March 2006 to July 2008, acting in the Coordination and Supervision of M&A (Mergers and Acquisitions) Legal Matters, Corporate Legal Matters, Corporate Paralegal Matters, Antitrust Legal Matters and International Legal Matters (responsible for the matrix management of the legal teams of the Itaú Unibanco Conglomerate’s foreign units and for the follow up and evaluation of the main legal matters regarding these units).

Main activity of the company: Multiple bank with commercial portfolio.

Tozzini Freire Lawyers: He acted in the areas of corporate law and contract law from August 1998 to February 2005. Main activity of the company: Legal services.

Academic Background:

Bachelor’s degree in Law from the Law School of Universidade de São Paulo (USP) in 1999. Specialization in Business Law from Pontifícia Universidade Católica de São Paulo (PUC-SP) in 2001 and Master’s degree (“Master at Laws” – LL.M.) from Columbia University School of Law New York – NY in 2004.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Caio Ibrahim David - 101.398.578-85

Itaú Unibanco Holding S.A.: Executive Officer from June 2010 to April 2015; member of Disclosure and Trading Committee since July 2010. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Vice-President since July 2013; Executive Officer from August 2010 to July 2013; responsible for the Finance Area. He joined the group in 1987 as a trainee, working in the controllership, and market and liquidity risk control areas

Main activity of the company: Multiple bank with commercial portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors since April 2012 and Managing Vice-President from October 2010 to April 2013. Main activity of the Company:Support to companies in which it holds interest, including carrying out studies and availability of funds.

Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors since July 2010. Main activity of the company: Lease operations.

Itauseg Participações S.A.: Executive Officer from April 2010 to April 2013 and Chief Executive Officer since May 2013. Main activity of the company: Holding company.

Redecard S.A.: Vice-Chairman of the Board of Directors from June 2010 to December 2012 and Member of the Board of Directors from May 2010 to December 2012. Main activity of the company: Provider of means of payment services.

Academic Background: Bachelor’s degree in Engineering from Universidade Mackenzie (1986 to 1990), with post graduation in Economics and Finance (1992 to 1993) from Universidade de São Paulo and Master’s degree in Controllership also from Universidade de São Paulo (1994 to 1997) and MBA from the New York University (1997 to 1999) with specialization in Finance, Accounting and International Business.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Candido Botelho Bracher - 039.690.188-38

Itaú Unibanco Holding S.A.: Director-General since April 2015; Vice-President from August 2005 to April 2015; member of the Board of Directors since February 2009 (Executive Director); member of the Personnel Committee from August 2009 to April 2015, member of the Capital and Risk Management Committee since June 2008, and Strategy since April. Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Vice-Chairman of the Board of Directors from March 2013 to April 2015; Chief Executive Officer since August 2005; Managing Vice-President from February 2003 to August 2005. Main activity of the company: Multiple-service bank, with investment portfolio.

Banco Itaú BBA Creditanstalt S.A.: Officer (1988 to 2003).

Main activity of the company: Multiple-service bank, with investment portfolio.

BM&F Bovespa S.A.: member of the Board of Directors from April 2009 to June 2014.

Main activity of the company: Commodities and futures exchange.

Companhia Brasileira de Distribuição: Alternate member of the Board of Directors from September 1999 to June 2005; member of the Board of Directors from June 2005 to March 2013. Main activity of the company: Retail business.

Academic background: Bachelor’s degree in Business Administration from Escola de Administração de Empresas de São Paulo of Fundação Getúlio Vargas in 1980.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Carlos Henrique Donegá Aidar - 076.630.558-96

Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since January 2015. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since July 2008. In December 1986, he joined the staff of this financial institution, and over his career, his main assignments were: preparation of the consolidated budget of distribution channels and products; estimates of the main financial variables, such as volumes of loans, spreads, fees and costs; studies of economic feasibility related to new business; management of the controllership’s main support system by validating data, accounting consistency, financial calculation modeling and production of monthly databases to determine results; monitoring of treasury results, development of result analyses, asset and liquidity management instruments. Main activity of the company: Multiple bank with commercial portfolio.

Academic Background: Bachelor’s degree in Economic Sciences from Faculdade de Ciências Econômicas de São Paulo of Fundação Escola de Comércio Álvares Penteado, in 1986. Post graduation in Finance from Universidade de São Paulo in 1994.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Demosthenes Madureira de Pinho Neto – 847.078.877-91

Itaú Unibanco Holding S.A.: member of the Board of Directors since May 2012 (non-executive director); member of the Appointments and Corporate Governance and Capital and Risk Management committees since July 2012.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer from November 2008 to January 2012.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaú BBA S.A.: Vice-President from November 2008 to April 2009.

Main activity of the company: Multiple-service bank, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Vice-President from December 2004 to April 2009.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Unibanco Asset Management: Executive Officer from August 2002 to July 2005.

Main activity of the company: Securities custody and portfolio management.

ANBID: Vice-President from 2000 to 2003.

Main activity of the company: Trade association.

Dresdner Asset Management: CEO from November 1999 to 2002.

Main activity of the company: Private banking.

Central Bank of Brazil: Director of Internal Affairs from 1997 to March 1999.

Main activity of the company: Federal government agency.

Ministry of Finance: General Coordinator of Monetary and Financial Policy in 1993.

Main activity of the company: General public administration.

Professor of Economics and Finance at FGV-SP, PUC-RJ, and INSPER / IBEMEC SP from 1991 to 2004.

Academic background: Bachelor’s and Master’s degrees in Economics from PUC-RJ, and PhD in Economics from University of California, Berkeley.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Eduardo Mazzilli de Vassimon - 033.540.748-09

Itaú Unibanco Holding S.A.: Managing Vice-President since Abril 2015; Executive Officer from March 2013 to April 2015. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Foreign Exchange General Manager from 1980 to 1990; he became Executive Vice-President in March 2013. Main activity of the company: Multiple bank with commercial portfolio.

Banco Itaú BBA S.A.: Member of the Board of Directors from November 2004 to April 2015 and Managing Vice-President from November 2004 to December 2008, in charge of the following departments: international, financial institutions, products, customer service and treasury.

Main activity of the company: Multiple bank, with investment portfolio.

Banco Itaú BMG Consignado S.A.: Member of the Board of Directors since May 2013.

Main activity of the company: Multiple bank with commercial portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors since February 2013.

Main activity of the company: Holding of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors since April 2015.

Main activity of the company: Lease operations.

Banco BBA-Creditanstalt S.A.: Deputy Foreign Exchange Officer from 1990 to 1991 and International Area Officer from 1992 to 2003. Main activity of the company: Multiple bank, with investment portfolio.

Academic Background: Bachelor’s degree in Economics from Universidade de São Paulo (USP) in 1980 and in Business Administration from Fundação Getúlio Vargas (FGV) in 1980; postgraduate degree from the São Paulo Business Administration School of Fundação Getúlio Vargas (EAESP/FGV) in 1982 and from École dês Hautes Études Commerciales, in France, in 1982

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Fábio Colletti Barbosa - 771.733.258-20

Itaú Unibanco Holding S.A.: member of the Board of Directors since July 2015 (independent director); a member of the Personnel, Appointments and Corporate Governance, and Strategy committees since April 2015.

Main activity of the company: Holding company.

Abril Comunicações S.A.: President from September 2011 to March 2014.

Main activity of the company: Printing of books, magazines and other periodicals.

Banco Santander (Brasil) S.A.: Chairman of the Board of Directors from January 2011 to September 2011.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Santander S.A.: Chairman of the Board of Directors from August 2008 to December 2010.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Real S.A.: CEO from 1998 to 2008.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Fundação OSESP: Chairman of the Board of Directors since 2012.

Insper - Instituto de Ensino e Pesquisa: Member of the Governing Council since 2010.

UN Foundation (Fundação das Nações Unidas USA): Board member since 2011.

Instituto Empreender Endeavor: Board member since 2008.

Almar Participações S.A.: Board member since 2013.

Vox Capital Investimentos: Member of the Advisory Council since 2012.

Gávea Investments: Member of the Investment Committee since September 2015.

Academic background: Bachelor’s degree in Economics from School of Economics of Fundação Getúlio Vargas of São Paulo, and Master’s degree in Business Administration from Institute for Management Development, of Lausanne.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Fernando Marsella Chacon Ruiz - 030.086.348-93

Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since July 2009. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since September 2008 and Managing Officer from January 2007 to September 2008. Main activity of the company: Multiple bank with commercial portfolio.

Banco Itauleasing S.A.: Officer from November 2008 to April 2009.

Main activity of the company: Multiple bank with commercial portfolio.

Academic Background: Bachelor’s degree in Mathematics from Pontificia Universidade Católica de São Paulo - PUC-SP in 1986. Extension course in Technology (Specialization) and Financial Administration in 1986.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

José Galló 032.767.670-15

Itaú Unibanco Holding S.A.: member of the Board of Directors since April 2016 (independent director) and member of Personnel Committee since June 2016. Main activity of the company: Holding company.

Lojas Renner S.A.: member of the Board of Directors since 1998, acting as the Chairman of that Board from 1999 to 2005; Chief Executive Officer from March 1999; Superintendent Director from September 1991 to March 1999. Main activity of the company: Chain of apparel department stores.

Renner Administradora de Cartões de Crédito Ltda.: Officer since September 2005.

Main activity of the company: Credit card operator, exclusively for customers of Lojas Renner S.A.

Dromegon Participações Ltda.: Officer since September 2005.

Main activity of the company: Holding company of non-financial institutions.

LR Investimentos Ltda.: Officer since August 2008.

Main activity of the company: Holding company of non-financial institutions.

Realize Participações S.A.: Officer since December 2015.

Main activity of the company: Other special partnerships, except for holding companies.

Rumos Consultoria Empresarial Ltda.: Officer since March 1987.

Main activity of the company: Advisory in business management, except for specific technical advisory services.

SLC Agrícola S.A.: member of the Board of Directors since April 2007. Main activity of the company: Agriculture supporting activities.

Localiza Rent a Car S.A.: member of the Board of Directors since October 2010. Main activity of the company: Car rental and fleet management.

Instituto Lojas Renner: member of the Board of Directors since June 2008. Main activity of the company: Association activities.

IDV - Instituto para Desenvolvimento do Varejo: member of the Board of Directors since July 2004. Main activity of the company: Other professional association activities.

Câmara de Dirigentes Lojistas (Retail Managers Chamber) of Porto Alegre: Vice-Chairman since June 2004.

Main activity of the company: Organization of trade and business association activities.

Academic background: Bachelor's degree in Business Administration from Escola de Administração de Empresas de São Paulo - Fundação Getúlio Vargas in 1974.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Gustavo Jorge Laboissière Loyola - 101.942.071-53

Itaú Unibanco Holding S.A.: member of the Board of Directors since July 2006 (independent director); Chairman of the Audit Committee from September 2008 to April 2014; Member of the Audit Committee from May 2007 to November 2008; member of the Capital and Risk Management Committee since July 2008 and the Related Parties Committee since April 2013 and Compensation Committee since June 2016; member of the Fiscal Council from March 2003 to April 2006.

Main activity of the company: Holding company.

Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002. Main activity of the company: Consultancy.

Tendências Conhecimento Assessoria Econômica Ltda.: Partner since July 2003. Main activity of the company: Consultancy.

Gustavo Loyola Consultoria S/C: Managing Partner since February 1998. Main activity of the company: Consultancy on Economics.

Central Bank of Brazil: Governor from November 1992 to March 1993 and from June 1995 to November 1997 Deputy Governor of the National Financial System Regulation and Organization from March 1990 to November 1992. Main activity of the company: Federal government agency.

Academic background: Bachelor’s degree in Economics from Universidade de Brasilia, in 1979. PhD in Economics from Fundação Getúlio Vargas Rio – de Janeiro, in 1983.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Leila Cristiane Barboza Braga de Melo - 153.451.838-05

Itaú Unibanco Holding S.A.: Executive Officer since April 2015; member of the Disclosure and Trading Committee since January 2012.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since April 2015, she is responsible for the Legal Area, which comprises Legal Matters - Litigation, Legal Matters – Retail, Legal Matters – Wholesale, and Institutional and International Legal Matters, and also the Ombudsman’s Office; Officer from February 2010 to March 2015. Main activity of the company: Multiple-service bank, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Deputy Director from October 2008 to April 2009. She joined Unibanco in 1997, acting in Unibanco’s Legal Advisory department in operations involving banking products, credit card, real estate and vehicle financing, and projects regarding mergers and acquisitions, corporate restructuring and capital markets, among others. Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo, Specialization in Corporate Law, majoring in Corporate Finance and Capital Markets from the Brazilian Institute of Capital Markets (IBMEC), Fundamentals of Business Law - NYU - New York University.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Marcelo Kopel - 059.369.658-13

Itaú Unibanco Holding S.A.: Officer since June 2014 and Investor Relations Officer since February 2015. Member of the Disclosure and Trading Committee since January 2014, acting as its Chairman since February 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since July 2014.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors and CEO since April 2014.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Dibens Leasing S.A. - Arrendamento Mercantil: Officer since June 2014 and Chairman of the Board of Directors since April 2015. Main activity of the company: Lease operations.

Redecard S.A.: Executive Officer from May 2010 to July 2014.

Main activity of the company: Provider of means of payment services.

Banco Credicard S.A.: Officer from November 2004 to February 2010 and Member of the Board of Directors from February 2010 to April 2010. Main activity of the company: Multiple-service bank, without commercial portfolio.

Banco Citibank S.A.: Finance Officer from 2006 to 2010.

Main activity of the company: Commercial banking, with investment portfolio.

Banco ING no Brasil: Finance Officer from 1992 to 1998, and in Latin America from 1998 to 2002. Main activity of the company: Set up of a foreign company in Brazil.

Bank of America: Acting as Finance Officer, concurrently with the position of Operations Officer from 2002 to 2003. Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree in Business Administration from Fundação Armando Álvares Penteado - FAAP

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Nildemar Secches - 589.461.528-34

IItaú Unibanco Holding S.A.: member of the Board of Directors since May 2012 (independent director); member of the Strategy Committee since July 2012, and Chairman since April 2016; Chairman of the Related Parties Committee since April 2013; Member of the Personnel Committee since April 2013.

Main activity of the company: Holding company.

WEG S.A.: Vice-chairman of the Board of Directors from 1998 to 2011; Member of the Board of Directors since 2011.

Main activity of the company: Holding company.

Iochpe-Maxion: Vice-chairman of the Board of Directors since 2004.

Main activity of the company: Holding company.

Ultrapar S.A.: member of the Board of Directors since April 2002.

Main activity of the company distribution of fuels, chemicals and storage of liquid bulk.

Suzano Papel e Celulose: member of the Board of Directors since May 2008.

Main activity of the company: paper and pulp industry.

Brasil Foods - BRF S.A.: Chairman of the Board of Directors from April 2007 to April 2013.

Main activity of the company: Food industry.

Perdigão S.A.: CEO from January 1995 to October 2008.

Main activity of the company: Food industry

Iochpe-Maxion Group: Corporate Director-General from 1990 to 1994.

Main activity of the company: Industrial holding company.

Banco Nacional de Desenvolvimento Econômico e Social – BNDES - (Brazilian Social and Economic Development Bank): Director from 1987 to 1990.

Main activity of the company: development bank.

Associação dos Produtores e Exportadores de Frangos (Association of Producers and Exporters of Poultry): President from 2001 to 2003.

Main activity of the company: Association.

Academic background: Bachelor’s degree in Mechanical Engineering from USP of São Carlos, post-graduate degree in Finance from PUC of Rio de Janeiro. PhD in Economics from Unicamp of Campinas.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Ricardo Villela Marino - 252.398.288-90

Itaú Unibanco Holding S.A.: : Member of the Board of Directors since June 2008 (Executive Director); member of the Personnel Committee from August 2009 to April 2015; member of the Capital and Risk Management Committee from June 2008 to April 2009 and member of the Strategy Committee since June 2010.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Vice-President since August 2010; Executive Officer from September 2006 to August 2010; Senior Managing Officer from August 2005 to September 2006; Managing Officer from December 2004 to August 2005.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: Alternate member of the Board of Directors since April 2011 and member of the Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company.

Duratex S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing, sale, import and export of wood byproducts, bathroom fittings, and ceramics and plastic materials.

Elekeiroz S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers.

Itautec S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: Ownership interest in other companies in Brazil and abroad, particularly in those that operate in the manufacturing and sale of banking and commercial automation equipment, and provision of services.

Academic background: Bachelor’s degree in Mechanical Engineering from Escola Politécnica of the Universidade de São Paulo (USP) in 1996, Master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, USA, in 2000.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Roberto Egydio Setubal - 007.738.228-52

Itaú Unibanco Holding S.A.: Vice-Chairman of the Board of Directors (executive director) since March 2003, Chief Executive Officer since November 1995, Chairman of the International Advisory Board from March 2003 to April 2009; member of the Strategy Committee and the Personnel Committee since August 2009; member of the Capital and Risk Management Committee since June 2008; member of the Appointments and Compensation Committee from May 2006 to April 2009; and member of the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Chief Executive Officer from April 1994 to March 2015; Director-General from July 1990 to April 1994; member of the Board of Directors from May 1991 to March 2003. Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaú BBA S.A.: Chairman of the Board of Directors from November 2004 to April 2015. Main activity of the company: Multiple-service bank, with investment portfolio.

Unibanco União de Bancos Brasileiros S.A.: Chief Executive Officer from November 2008 to April 2011. Main activity of the company: Multiple-service bank, with commercial portfolio.

Itauseg Participações S.A.: Chairman of the Board of Directors from July 2005 to April 2013; Chief Executive Officer from March 2005 to July 2008. Main activity of the company: Holding company.

Itaúsa – Investimentos Itaú S.A.: Vice-President since May 1994; Chairman of the Accounting Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

President of the Brazilian Federation of Banks (FENABAN) and Brazilian Federation of Bank Associations (FEBRABAN) from April 1997 to March 2001;

President of the Advisory Board of the Brazilian Federation of Bank Associations (FEBRABAN) since October 2008;

Member of the Board of the International Monetary Conference since 1994;

Member of the International Advisory Committee of the Federal Reserve Bank of New York since 2002;

Member of the Trilateral Commission and International Board of the New York Stock Exchange – NYSE since April 2000;

Member of the China Development Forum since 2010; Co-Chair of the WEF 2015 (World Economic Forum) since 2015.

Academic background: Bachelor’s degree in Production Engineering from Escola Politécnica of Universidade de São Paulo, in 1977, and a Master’s degree in Science Engineering from Stanford University, in 1979

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Politically Exposed Persons

Regarding the members of the Board of Directors, Executive Board, Fiscal Council and Committees, we classify as politically exposed persons Alexsandro Broedel Lopes and Maria Helena dos Santos Fernandes de Santana.

Alexsandro Broedel Lopes was an Officer at the Brazilian Securities and Exchange Commission (CVM) between January 4, 2010 and January 2, 2012.

Maria Helena dos Santos Fernandes de Santana held the position of President of the Brazilian Securities and Exchange Commission (CVM) between July 20, 2007 and July 14, 2012.

12.13 – OTHER RELEVANT INFORMATION – ADDITIONAL INFORMATION OF ITEMS 12.5/6 AND 12.7/8

A	- TOTAL OF MEETINGS HELD BY BODY:

Body	Number
Board of Directors	11
Fiscal Council	3
Audit Committee	35
Disclosure and Trading Committee	4
Strategy Committee	2
Capital and Risk Management Committee	7
Appointments and Corporate Governance	2
Committee
Related Parties Committee	2
Personnel Committee	3
Compensation Committee	4

B	– CONSECUTIVE TERMS OF OFFICE:

For the number of consecutive terms of office: 1) of the members of the Board of Directors, Fiscal Council, Audit Committee, Other Committees and Executive Board, the following criteria were adopted: (a) counting as from Itaú Unibanco Merger on November 3, 2008; (b) inclusion of terms of office with periods shorter than 1 year in case a member joins the body after the beginning of a term of office; and (c) inclusion of current terms of office; 2) For the Directors Carlos Roberto de Albuquerque Sá and José Caruso Cruz Henriques, the terms of offices of the alternate member of the Fiscal Council was considered; 3) considering the instruction not to identify twice the management member in case of accumulation of positions, we inform that the number of consecutive terms of office for Management Members Roberto Egydio Setubal and Candido Botelho Bracher at the issuer’s Executive Board is 8 terms of office for both of them.

For the number of consecutive terms of office of the members of the Disclosure and Trading Committee, the following criteria were adopted: (a) counting as from Itaú Unibanco Merger on November 3, 2008; (b) inclusion of current terms of office.

C	– MEETING ATTENDANCE PERCENTAGE:

For calculation of the meeting attendance percentage: a) of the members of the Board of Directors, Fiscal Council, Audit Committee and Other Committees, the meetings held since the investiture date of the members until March 1, 2016 were considered, i.e., the numbers included in the table above; b) there is no calculation of the meeting attendance percentage for the members of the Executive Board, and the percentage is zero because the field to be filled in the Empresas-Net system is disabled;

For calculation of the meeting attendance percentage of the members of the Disclosure and Trading Committed, the meetings held in the period from April 22, 2015 to January 19, 2016.

D	– INDEPENDENCE CRITERION FOR MEMBERS OF THE AUDIT COMMITTEE:

All members of the Audit Committee were considered independent, in compliance with the applicable regulation and pursuant to the conditions set forth in the Audit Committee Regulation, and they cannot be, or have been, in the last twelve months, (i) an officer of Itaú Unibanco or its affiliates; (ii) an employee of Itaú Unibanco or its affiliates; (iii) head technician, officer, manager, supervisor or any other member holding a management position in the team involved in the external audit work of Itaú Unibanco or its affiliates; (iv) member of the Fiscal Council of Itaú Unibanco or its affiliates; (v) parent company of Itaú Unibanco or its affiliates ; or (vi) individual holding a direct or indirect ownership interest exceeding ten per cent of voting capital of Itaú Unibanco or its affiliates.

E	– ADDITIONAL INFORMATION

1- We inform the end of the term office of the member of the fiscal council Iran Siqueira Lima, due to his death. Pursuant to article 2, paragraph 2, of the Fiscal Council, in case of absence, impediment, resignation or death, the member will be replaced by the respective alternate.

2- We inform the end of the term office of the member of the Audit Committee Sergio Darcy da Silva Alves, due to his death.

3- Mr. Ricardo Baldin will not take the office as a member of the Audit Committee to which he was appointed by the resolution of the meeting of the Board of Directors held on April 28, 2016 because he had accepted an invitation to take part of the Executive Board of the National Bank for Economic and Social Development (BNDES).

4. We inform that the date of investiture of Mr. Rogério Paulo Calderón Peres, member elected to the Audit Committee, is pending approval of the Central Bank of Brazil.

5-On November 9, 2016, we announced a number of changes to our Executive Committee, in accordance with the transition process which we communicated to the market more than two years ago.

After more than 22 years leading the organization, Roberto Setubal has reached the age limit for acting as our Chief Executive Officer. As per the General Shareholders Meeting, Mr. Setubal will leave the Executive Presidency of Itaú Unibanco and will act, together with Pedro Moreira Salles, as co-chairman of the Board of Directors of the Company.

Marco Bonomi, who has also reached the age limit for acting as an executive officer, will leave the position of Retail General Officer (Diretor Geral de Varejo) and will take over as a member of the Board of Directors of Itaú Unibanco, a position for which he will be appointed during the next General Shareholders Meeting. With more than four decades of experience in the retail business, Mr. Bonomi will certainly add valuable contributions to the Board of Directors in view of his knowledge of the banking industry.

Candido Bracher will replace Mr. Setubal as our new Chief Executive Officer. With more than 36 years of experience in the financial market, Mr. Bracher has held, within the last 28 years, positions at BBA Creditanstalt, Itaú BBA and Itaú Unibanco, in several functions, contributing to the evolution of the respective organizations.

Eduardo Vassimon, who joined the Itaú Unibanco Group in 1980 and served, during the last years, as CFO and CRO of the bank, will replace Mr. Bracher as the Company’s Wholesale General Officer (Diretor Geral de Atacado), leading the businesses of large and middle corporations, investment banking, Asset Management, Private Banking and Treasury, as well as Latin America businesses.

Marcio Schettini, who spent much of his career in several retail businesses and performed a fundamental role in the recent transformation of the technology department of Itaú Unibanco, will assume the position of General Retail Officer (Diretor Geral de Varejo), replacing Mr. Bonomi in the management of the banking branches, small and middle companies, credit cards and “Rede” (our card acquiring business), real estate, insurance and vehicles. Our marketing department will also be under his supervision.

Caio David will rejoin the Executive Commitee of Itaú Unibanco as Vice President and will be responsible for the Risk and Finance areas, assuming the position of CFO and CRO of the company. During the few last years, Mr. David performed the role of CFO with distinction and, more recently, the role of Treasurer of Itaú Unibanco, with excellent results, leaving the area well prepared for this new phase.

André Sapoznik, who built his career in Itaú Unibanco on the retail businesses, will be promoted to the position of Vice President and will lead the Technology and Operations departments in lieu of Mr. Schettini.

Claudia Politanski remains as Vice President of Human Resources, Legal and Ombudsman, Corporate Communication and Institutional and Governmental Relations. Ms. Politanski had a crucial role in the management of the cultural renewal process of the Itaú Unibanco Group. The diversity of her talents, which allows, today, a smooth transition of this magnitude, reflects the success of her work.

12.13 – OTHER RELEVANT INFORMATION – ADDITIONAL INFORMATION OF ITEM 12.9

12.9. The existence of marital relationship, stable union or kinship extended to relatives up to second degree:

a) Issuer’s management members;

b) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect subsidiaries;

c) (i) Issuer’s management members or of its direct or indirect subsidiaries and (ii) Issuer’s direct or indirect parent companies;

d) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect parent companies

a) Issuer’s management member: Alfredo Egydio Setubal (member of the Board of Directors) is the brother of Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and Chief Executive Officer).

b) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect subsidiaries:

Not Applicable.

c) (i) Management members of the Issuer or of its direct or indirect subsidiaries and (ii) Issuer’s direct or indirect parent companies:

•	Pedro Moreira Salles (Chairman of the Board of Directors) together with his brothers Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, is in the issuer’s controlling group;

•	The brothers Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and Chief Executive Officer) and Alfredo Egydio Setubal (member of Board of Directors), together with his brothers and sister José Luiz Egydio Setubal, Maria Alice Setubal, Olavo Egydio Setubal Júnior, Paulo Setubal Neto and Ricardo Egydio Setubal, are in the issuer’s controlling group

•	Alfredo Egydio Arruda Villela Filho (Vice-Chairman of the Board of Directors), together with his sister Ana Lucia de Mattos Barretto Villela, are in the issuer’s controlling group and

•	Ricardo Villela Marino (member of Board of Directors), together with his mother Maria de Lourdes Egydio Villela and his brother Rodolfo Villela Marino, are in the issuer’s controlling group.

d) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect parent companies:

•	Pedro Moreira Salles (Chairman of the Board of Directors), together with his brothers Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Cia. E. Johnston de Participações;

•	The brothers Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and Chief Executive Officer) and Alfredo Egydio Setubal (member of Board of Directors) together with his brother Ricardo Egydio Setubal, are in the management of parent companies IUPAR – Itaú Unibanco Participações S.A.;

•	The brothers Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and Chief Executive Officer) and Alfredo Egydio Setubal (member of Board of Directors) together with his brothers Paulo Setubal Neto and Ricardo Egydio Setubal, are in the management of parent company Itaúsa – Investimentos Itaú S.A.;

•	Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and Chief Executive Officer), together with his brother Ricardo Egydio Setubal, is in the management of parent company Companhia Esa;

•	Alfredo Egydio Arruda Villela Filho (Vice-Chairman of the Board of Directors) is in the management of parent companies Itaúsa – Investimentos Itaú S.A., Companhia Esa and IUPAR – Itaú Unibanco Participações S.A.;

12.13 – OTHER RELEVANT INFORMATION - ADDITIONAL INFORMATION OF ITEM 12.10

12.10. Inform on subordination, services provision or control relationships maintained for the last three years between the Issuer’s management members:

a) Issuer’s direct or indirect subsidiary, except for those in which the issuer holds, either directly or indirectly, total capital;

b) Issuer’s direct or indirect parent group;

c) If relevant, supplier, client, debtor or creditor of the Issuer, its subsidiaries or parent companies or subsidiaries of any of these people.

a) Issuer’s direct or indirect subsidiary, except for those in which the issuer holds, either directly or indirectly, total capital:

The Management member Ricardo Villela Marino holds a management position in subsidiaries. In addition, the management member Cândido Botelho Bracher is part in a shareholders’ agreement related to the shares of Banco Itaú BBA S.A. (On December 2, 2015, the rescission of said shareholders’ agreement was formalized and its effectiveness is conditioned to the approval by the Central Bank, of the resolution of redemption of shares adopted by the shareholders of Banco Itau BBA S.A. in an Extraordinary Shareholders’ Meeting held on December 2, 2015).

b) Issuer’s direct or indirect parent group:

The management members Alfredo Egydio Arruda Villela Filho, Alfredo Egydio Setubal, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal are part of the controlling group of Itaú Unibanco.

c) If relevant, supplier, client, debtor or creditor of the Issuer, its subsidiaries or parent companies or subsidiaries of any of these people:

Not Applicable.

12.13. OTHER RELEVANT INFORMATION OF ITEM 12.13

a)	Regarding the meetings held in the three (3) past years, we inform:

Year	Type of Meeting	Date/Time	Quorum
2015	Annual	04.29.2015 – 3:00 p.m.	more than 90% of common shares and more than 20% of preferred shares
	Extraordinary	04.29.2015 – 3:05 p.m.	more than 90% of common shares and more than 4% of preferred shares
	Extraordinary	04.29.2015 – 3:10 p.m.	more than 90% of common shares and more than 4% of preferred shares
2014	Extraordinary	04.23.2014 – 3:00 p.m.	more than 90% of common shares and more than 5% of preferred shares
	Extraordinary	04.23.2014 – 3:05 p.m.	more than 90% of common shares and more than 5% of preferred shares
	Annual	04.23.2014 – 3:10 p.m.	more than 90% of common shares and more than 20% of preferred shares
	Extraordinary	04.23.2014 – 3:15 p.m.	more than 90% of common shares and more than 5% of preferred shares
2013	Extraordinary	04.19.2013 – 3:00 p.m.	more than 90% of common shares and more than 3% of preferred shares
	Annual	04.19.2013 – 3:20 p.m.	more than 90% of common shares and more than 18% of preferred shares
	Extraordinary	04.19.2013 – 3:40 p.m.	more than 90% of common shares and more than 3% of preferred shares

b) Training in 2015

Executive Board:

Training	Audience	Frequency	Adhesion	Proposal for 2016
Risk Culture	Up to Members of the Board of Directors	Specific dates	100%	Continues in 2016
Reporting	Officers	Annual	77%	Continues in 2016
Executive Seminars	Superintendents and Officers	Annual	68%	New cycle in 2016

Audit Committee:

The Audit Committee has autonomy to establish and contract training activities. The Audit Committee does not have a pre-established training program, contracting training when a specific need is identified for the body or its members. Additionally, the Committee makes benchmark, for the topics under its responsibility and that it considers significant, including abroad, with other organizations or with the best practices identified by consultants.

In 2015, a training on regulatory, financial and tax environment abroad was conducted, as well as another one on risk culture, with benchmark for operating aspects of the Audit Committee and activities of the Internal Audit with financial entities and consulting companies in the United States of America. Also in 2015, the Audit Committee developed a program to introduce the Committee to new members.

c)	Relationship among the Audit Committee, the Executive Board, and the Chairman of the Board of Directors

Based on the responsibilities established in its Regulations and on the assessment of the main risks of Itaú Unibanco’s Conglomerate, the Audit Committee establishes annually its meeting schedule, including with the Executive Board. This annual planning is permanently revised by the Audit Committee, which may change its meeting planning at any time.

Over 2015, the Audit Committee held meetings at least on a monthly basis with the executives in charge of the Internal Audit and Internal Controls, Compliance and Operating Risk. Also in 2015, the Audit Committee held meetings with the following areas: Finance, Corporate Security, Retail Banking, Wholesale Banking, Technology and Operations, Credit Risk, Market Risk, Legal, Proprietary Business, Ombudsman's Office and with the Ombudsman, and with those responsible for a number of business of Itaú Unibanco Conglomerate, including abroad, covering Itaú Unibanco’s units in Latin America and in the North hemisphere (United States of America and Caribbean, Europe, Asia and Middle East), as well Banco Itaú Chile’s integration project into CorpBanca.

At least quarterly, the Audit Committee holds a joint meeting with the Chief Executive Officer of Itaú Unibanco Holding S.A. and with the Chairman of the Board of Itaú Unibanco Holding S.A., in which the Audit Committee presents its findings and recommendations and monitors the progress of the recommendations previously submitted.

Relationship among the Audit Committee, the Board of Directors and the Fiscal Council

The Audit Committed is linked to the Board of Directors of Itaú Unibanco Holding S.A. The Chairman of the Audit Committee presents, at least twice a year, to the Board of Directors, the outcome of work performed in the six-month period by the Audit Committee, as well as its recommendations, including about the financial statements, evaluation of the external auditor, internal auditor and internal controls, compliance and operating risk area. As from 2015, the Audit Committee reports to the Board of Directors the correspondence received from regulatory authorities in Brazil that need to be analyzed by the Board of Directors. In 2015, the chairman of the Audit Committee presented matters in five meetings of the Board of Directors.

The Audit Committee meets annually with the members of the Fiscal Council of Itaú Unibanco Holding S.A., when the notes of the Audit Committee about the consolidated financial statements of Itaú Unibanco Holding S.A. for the year ended in December of each year are presented thereto.

Relationship between the Board of Directors and the Fiscal Council

The Fiscal Council takes part in all meetings of the Board of Directors in which the financial statements of the Issuer are examined (therefore, 4 times a year).

Relationship between the Fiscal Council and the Executive Board

The Fiscal Council meets the Executive Board of Itaú Unibanco Holding S.A. when the financial statements of the Issuer are presented (therefore, 4 times a year). In addition, in 2015, the Fiscal Council met two more times with the Executive Board to discuss specific matters.

d)	In 2015, as part of the Integrity and Ethics Program of Itaú Unibanco, we developed the following training courses:

Training	Audience	Frequency	Adherence	Proposal for 2016
Ethics e-learning course	Up to managers	Since the launch of the current version of the Code of Ethics	72%	Implementation of the new e-learning course

Prevention of corruption e-learning course	Up to officers	Biannual	84% Central Adm.	Continues in 2016

			61% Brach Network

			88% IBBA

Prevention of corruption face-to- face training	Up to superintendents of the areas more sensitive to corruption risk	Biannual	81%	Continues in 2016 (refresher course for the trained areas and call of new areas)

Ethics workshop	Managers and coordinators	Specific dates	100%	Continues in 2016 for new managers and coordinators

Executive seminars	Superintendents and officers	Annual	68%	New cycle in 2016

Adherence to the Code of Ethics (#) preceded by a quiz to evaluate the knowledge about the Code of Ethics.	Up to officers	Annual	92%	Replaced by an unified term that comprises ethics and other topics related to corporate integrity

e)	In 2015, the Ombudsman received 921 reports related to interpersonal conflicts and conflicts of interest in the work environment involving the organization’s employees.

For all situations addressed, when misaligned behaviors were identified, guidance and disciplinary measures were applied based on Itaú Unibanco’s polices that are available to all employees.

f)	Supporting Documentation for the Meetings of the Board of Directors:

The member of the Board receive, whenever possible, at least five (5) days before the meeting, the supporting documents for the topics that will be discussed, so that each Director may be properly aware of these topics and prepare for productive cooperation in the debates.

g)	Information related to the evaluation process of the Board of Directors, Committees and Executive Board is described in item 12.1.

ITEM 20. SECURITIES TRADING POLICY

20.1. Indicate whether the issuer adopted a trading policy for the securities issued by it by direct or indirect controlling stockholders, officers, members of the board of directors, the fiscal council or of any body created by a statutory provision that performs technical or advisory functions informing:

We are subject to the rules established by the Brazilian Corporate Law and the CVM Instruction No. 358/02, regarding the trading of marketable securities issued by us. Additionally, although it has never been compulsory, since 2002, we adopted a policy in this respect, which resulted in even more restrictive rules than those required by the regulatory body itself (CVM). We also rely on an internal compliance team whose activities include the monitoring of transactions by those that adhere to the policy on the securities issued by us.

Moreover, we have a Disclosure and Trading Committee (originating from the merger, in 2006, of the Disclosure Committee and Trading Committee, both created in 2002), whose main duty is to manage the Trading Policy for Securities Issued by Itaú Unibanco Holding (“Trading Policy”) and the Disclosure Policy for Material Acts or Facts (“Disclosure Policy”).

Besides the regulation of the Trading Policy and internal structure, some departments, because they have access to client information, have policies that are even more specific and strict in order to avoid the undue use of insider information to obtain personal advantage.

a) date of approval

The current Trading Policy was created in 2002 and its provisions are constantly reviewed to ensure that they are in line with the best corporate governance practice. The latest change was made on October 27, 2016.

b) insiders

For the purpose of the Trading Policy, insiders are: (i) direct or indirect controlling stockholders, either by exclusive or shared control, and officers, members of the Board of Directors, the Fiscal Council and any body created by a statutory provision that performs technical or advisory functions of the Issuer; (ii) members of the statutory bodies of companies in which we are the only controlling stockholder, provided that the said company does not have its own policy for the trading of securities; (iii) anybody who, in view of their job, duty or position in Itaú Unibanco Holding, our parent company, or our subsidiary or affiliated companies, is aware of relevant information; (iv) the spouse or partner and any other dependant included in the annual income tax return of people indicated in items (i), (ii), and (iii), including the six-month term beginning on the resignation date; (v) people mentioned in items (i), (ii), and (iii) of this sub item who resigned from the Issuer of companies in which we are the only controlling stockholder, during the six-month term beginning on the resignation date; (vi) those who have a business, professional or trust relationship with us, such as independent auditors, securities analysts, consultants, and institutions that are part of the distribution system; and vii. our former managers or the former managers of our subsidiaries, who had been expatriated, as well as their spouses or partners and any other dependants included in their annual income tax returns.

In addition, the people who are equivalent to insiders are: (a) the managers of the portfolio and investment funds, companies or other institutions or entities in which the insiders are the only quotaholders or stockholders, or in which they may influence trading decisions; (b) any legal entity that is directly or indirectly controlled by insiders; and (c) any person who has had access to information on a material act or fact through any of the insiders.

We also have compliance teams which, together with the officers of each area, identify persons who shall be bound by the Trading Policy in view of their department or the information to which they had access, and these persons are then recorded in a specific system. Our system has approximately 8,521 people listed (including statutorily compliant persons, their relatives, and employees with access to insider information, companies, etc).

c) main characteristics

The Trading Policy is managed by a Disclosure and Trading Committee, the scope of which covers a range of internal actions aimed at improving information flows and upholding the ethical conduct of the management members and employees who are subscribers to the policies. Regarding the Disclosure and Trading Policies, it is incumbent upon the committee to: i advise the Investor Relations Officer; ii review the policies and recommend the Board of Directors any applicable change; iii define the necessary actions to divulge and disseminate such changes; iv resolve on possible questions about the interpretation of the policies texts; v assist the Investor Relations Officers in investigating and deciding on the violation cases, reporting possible infringements to the Integrity and Ethics Committee and Board of Directors, as applicable; vi analyze the content of the answers referring to official challenges of regulatory and self-regulatory bodies; and vii offer to the Investor Relations Officer a solution for cases either exceptional or not covered by law.

The Trading Policy sets forth several duties, among of which are:

Monthly disclosure of trading information:

 i. officers, members of the Board of Directors, the Fiscal Council or of any body created by a statutory provision, that performs technical or advisory functions, should inform the Issuer the ownership and trading of securities issued by the Issuer or its subsidiaries or listed controlling companies or referenced thereto, including derivatives, and: a) the communication should be done in the first business day after the date the person is invested in the position or maximum five days after each trade is carried out; b) the communication must include the securities held by the person’s spouse from whom he/she is not legally separated, partner, any other dependant included in the annual income tax return, and companies he/she directly or indirectly controls;

ii. the Issuer should inform the ownership and the trading of securities issued by it by itself, its subsidiaries and affiliates;

iii. the communication of the transactions described in items “i” and “ii” above should be sent to CVM and, as the case may be, to BM&FBOVESPA and, to SEC, to NYSE and other stock exchanges and entities of the organized over-the-counter market in which the securities of the Issuer are admitted for trading, within a term of 10 days after the end of the month that required the communication;

Disclosure of relevant trading activities

 i. any corporate entity or individual, or group of individuals, acting as a group or representing a common interest, which carry out relevant trading activities, these being the business or group of business through which the direct or indirect interest surpasses the upper and lower levels of 5%, 10% or 15%, and so on, of type or class of shares in the Issuer’s capital stock, should report this fact to the Issuer, and: a) this obligation also extends to the acquisition of any rights over the shares and other securities and derivative financial instruments referenced to these shares, even though physical settlement is not expected; b) this communication should be made immediately after these transactions are completed, and the Reference Form should be updated within seven business days from the date the relevant trading activity occurred.

d) Provision for black-out periods and description of the procedures adopted to inspect trading in such periods

Insiders may not: i. trade in securities issued by us or by our subsidiaries, in Brazil or abroad, or referenced thereto, from the acknowledgment date to the disclosure date, including of the material act or fact to the market (the Investor Relations officer may, regardless justification or existence of undisclosed material act or fact, determine exceptional black-out periods); ii. buy or sell securities before the end of a period of 180 days of the last disposal or acquisition of securities at stock exchanges or organized over-the-counter markets; iii. trade whenever an intention exists of entering into an incorporation, a total or partial spin-off, a merger, a transformation or a corporate reorganization; iv. rent shares or any other securities; v. operate with stock options, sell shares at the Forward Market and trade shares at the Futures Market; vi. trade in the period between de decision made by the proper corporate body to increase capital, distribute dividends, give bonus on shares or on assets referenced thereto, approve split, reverse split, subscription of shares and the publication of the respective notices or announcements; and vii. trade within the period of fifteen (15) days prior to (a) the disclosure of the Issuer’s quarterly information and annual information , or (b) the publication of the notice that will make them available to the stockholders, according to the disclosure schedule of the current year.

Additionally, direct or indirect controlling stockholders, either by exclusive or shared control, officers, members of the Board of Directors, the Fiscal Council and any body created by a statutory provision that performs technical or advisory functions, or members of the statutory bodies of companies in which the Issuer is the only controlling stockholder, are prohibited to trade in Issuer’s securities or referenced thereto, on the same day when the Issuer’s Treasury, its subsidiaries, affiliates or any company under common control, trade shares issued by the Company as a result of crises or facts of economic nature that imply high volatility in prices and/or low market liquidity, or also, by determination of their respective Investor Relations Officer. Therefore, in this case, the priority for trading these shares will be given to the respective treasury departments.

The Trading Policy also prohibits the Issuer to purchase its own shares in the period described in items i. and vii., above. Moreover, the Board of Directors is prohibited to resolve on the acquisition or disposal of shares of own issue, should an agreement or contract have been entered into for the transfer of shareholding control, or should an option or general authority for the same purpose have been granted, or should an intention exist of entering into an incorporation, a total or partial spin-off, a merger, a transformation or a corporate reorganization of the Issuer, and as long as the transaction has not been made public by means of the disclosure of material fact.

In order to trade securities issued by us or referred to them, the persons related to the Trading Policy should solely make use of the securities brokers of the Itaú Unibanco Conglomerate, which have controls in place to prevent the transactions described above, so that they do not breach the Trading Policy, as applicable, and they are also monitored by the compliance teams.

e) Where the policy can be found

The Trading Policy is available on the Issuer’s Investor Relations website (www.itau.com.br/investor-relations), in Corporate Governance – Rules and Policies.

20.2. Supply other information that the Issuer may deem relevant

In November 2004, following a detailed national and international survey of best corporate governance practices, we became, together with Itaúsa – Investimentos Itaú S.A., the first Brazilian companies to voluntarily adopt operating rules for the trading of treasury shares. These rules began to govern the trade of shares of own issue conducted by us at stock exchanges.

In the view of our management, the adoption of these rules has brought many benefits, including the reduction of operational, financial and strategic risk, the creation of an in-house culture for these operations in the capital markets, a reduction in the possibility of market concentration or improper pricing, and the bolstering of the strategy for the repurchase of securities focused on the preservation of liquidity and value to stockholders. All this has led to greater transparency for this type of operation.

Share Repurchase Program

We have a share repurchase program approved by our Board of Directors. As disclosed to the market through a material fact, the last approval was granted on February 1, 2016 and authorized the acquisition of up to 10,000,000 common shares and 50,000,000 preferred shares issued by us, with no capital reduction, to be held in treasury, cancelled or replaced in the market. We clarify that it is incumbent upon the Executive Board to develop opportunities for acquisition of these shares in stock exchanges at market value, in the period from February 3, 2016 to August 2, 2017.

Aiming at increasing the transparency with the market, we disclose monthly the number of shares acquired in the context of our share repurchase program on our Investor Relations website (http://www.itau.com.br/investor-relations/announcements-and-meetings).

For information on the history of previous repurchase program, see item 19.1